Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

NEWS RELEASE

March 2, 2011

Financial results strengthen in second half of 2010

Richmond, (BC) – Catalyst Paper (TSX:CTL) posted a net loss of $396.9 million ($1.04 per common share) on sales of $1,228.6 million during 2010. Results were significantly impacted by one-time charges of $304.2 million, including severance and impairment, associated with the permanent closure of the Elk Falls paper mill and Paper Recycling Division. The company’s net loss in 2009 was $4.4 million ($0.01 per common share) on sales of $1,223.5 million.

Before specific items, Catalyst recorded a net loss of $87.0 million ($0.23 per common share).  This contrasts with a net loss before specific items of $58.8 million ($0.15 per common share) in 2009.  In addition to impairment and closure-related costs, significant specific items during 2010 included restructuring costs and a foreign-exchange gain on the translation of debt denominated in US dollars, note exchange costs, and an unfavourable tax adjustment.

EBITDA was $46.3 million in 2010, and $71.6 million before specific items.  This was down from EBITDA of $123.2 million in 2009, and $141.1 million before specific items.  Appreciation in the Canadian dollar and year-over-year declines in paper prices were the most significant factors negatively impacting EBITDA in 2010, while pulp price improvement was the most significant offsetting factor.

Net earnings, operating earnings and earnings before interest, taxes, depreciation and amortization (EBITDA) improved in the second half of 2010.

“This was clearly another very challenging year marked by the start of a modest recovery,” said President and CEO Kevin J. Clarke.  “Demand began to build across most of our paper grades and that boosted prices in the last two quarters.  Cost discipline across our mills, along with a consistent focus to gain share in new and known markets, enabled us to move second-half earnings and cash flow in the right direction.”

Fourth Quarter

During the final quarter of 2010, Catalyst generated net earnings of $9.6 million, up from $6.0 million in the third quarter.  Before specific items, net earnings of $4.1 million compared to a net loss in the third quarter of $9.6 million.  EBITDA for Q4 was $28.7 million, with no impact from specific items, while EBITDA in Q3 was $34.2 million, and $34.5 million before specific items.

Healthier economic conditions globally, lower inventories and higher operating rates, resulted in benchmark price increases for coated and uncoated grades as well as for newsprint during the quarter.  With improved Q4 operating and sales performance, Catalyst achieved $7.1 million in free cash flow, as well as a $5.5 million liquidity increase over the prior quarter.

Liquidity and Debt

Total liquidity at the end of 2010 was $189.4 million, made up of $94.0 million available to be drawn on Catalyst’s asset-based loan (ABL) facility and $95.4 million in cash-on-hand.  The improvement over liquidity of $157.4 million at the end of 2009 was mainly due to the net proceeds from a private placement of US$110 million of new 11 per cent senior secured notes due December 2016.  During 2010, Catalyst also exchanged US$318.7 million in senior secured notes due June 2011 for a new 11 per cent issue due June 2016, and subsequently redeemed remaining 2011 notes.

For 2010 as a whole, free cash flow was negative $40.4 million, in contrast to positive $49.0 million in 2009.  Free cash flow was positive $18.1 million in the second half of 2010.  Negative free cash flow in 2010 was mainly accounted for by cash used by operating activities of $44.1 million in 2010, in contrast to cash provided by operating activities of $103.6 million in 2009.  This was a result of lower EBITDA and increased working capital requirements.  At December 31, 2010, Catalyst was in compliance with the covenants under both its ABL facility and its bond issues.

Selected Highlights

(In millions of Canadian dollars, except where otherwise stated)
	2010					2009 1
	Total	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	1,228.6	333.6	322.3	299.4	273.3	1,223.5	295.0	266.9	300.7	360.9

Operating earnings (loss)	(367.5)	0.2	5.1	(323.9)	(48.9)	(40.8)	(41.1)	(10.0)	(21.5)	31.8

EBITDA 2	46.3	28.7	34.2	(0.4)	(16.2)	123.2	14.1	25.9	14.3	68.9
– before specific items 2	71.6	28.7	34.5	10.5	(2.1)	141.1	15.5	25.9	26.6	73.1

Net earnings (loss) attributable to the Company	(396.9)	9.6	6.0	(368.4)	(44.1)	(4.4)	(35.8)	13.2	(1.9)	20.1
– before specific items 2	(87.0)	4.1	(9.6)	(43.9)	(37.6)	(58.8)	(21.8)	(19.8)	(25.6)	8.4

EBITDA margin 2	3.8%	8.6%	10.6%	(0.1)%	(5.9)%	10.1%	4.8%	9.7%	4.8%	19.1%
– before specific items 2	5.8%	8.6%	10.7%	3.5%	(0.8)%	11.5%	5.3%	9.7%	8.8%	20.3%

Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) – basic and diluted	(1.04)	0.02	0.02	(0.96)	(0.12)	(0.01)	(0.09)	0.03	(0.01)	0.06
– before specific items 2	(0.23)	0.01	(0.03)	(0.11)	(0.10)	(0.15)	(0.06)	(0.05)	(0.06)	0.02

1
Refer to Section 15, Changes in accounting policies, of our 2010 annual MD&A for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to Section 13, Non-GAAP measures, of our 2010 annual MD&A.

Outlook

A gradual recovery is expected through 2011, with specialty paper demand holding steady and prices improving further.  Commodity grades will not fare as well with demand expected to slip for both directory and newsprint.  As a result, the company’s No. 1 paper machine at Crofton is expected to remain indefinitely curtailed and we will continue to match production to the order book for all grades.

Pulp markets are likely to remain strong in the first half of 2011, with a less certain outlook for the second half, dependent in part on Chinese demand.

Fixed-cost savings of $13 million are expected during 2011 due to the permanent closures in 2010 of the Elk Falls mill and Paper Recycling Division, and additional savings will be realized as asset disposal from these shuttered operations proceeds.  Expected capital spending of approximately $35 million is in addition to $18 million in federal funding under the Pulp and Paper Green Transformation Program for two projects at our Port Alberni and Powell River mills announced on February 28, 2011.

Higher interest rates associated with new senior notes, higher input costs and the strong Canadian dollar will create earnings and cash flow pressures.

Priorities for 2011 include a sustained focus on balance sheet and cost management.  We have already announced price increases of US$60/t for specialty uncoated and US$40/t for coated grades effective April 1, 2011. Efforts to optimize the product mix and market positioning will be ongoing, including innovation and new product development.

Maximizing capacity utilization will be an operating priority, and discussions continue with unions regarding the need for more competitive wage structures at Canadian mills. On February 11, 2011, Catalyst announced the extension of its contract with United Steelworkers Union at the Snowflake, AZ mill.

Further Annual Results Materials

This release, a summary slide presentation, and full annual report (MD&A, financial statements and accompanying notes) are available on our web site at www.catalystpaper.com/Investors. The full annual report is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Kevin Clarke, president and CEO and Brian Baarda, vice-president, finance and CFO will hold a conference call on Thursday, March 3, 2011 at 11 a.m. ET, 8 a.m. PT to present the company’s fourth quarter results. Financial analysts and institutional investors are invited to dial 1-888-231-8191 (North America) or 1-647-427-7450 (Toronto / International) reservation number 37972378#.  Media and other interested people may join the live webcast in listen-only mode at www.catalystpaper.com.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and Uncertainties” in Catalyst’s management’s discussion and analysis contained in Catalyst’s annual report for the year ended December 31, 2010 available at www.sedar.com.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713